FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 2015

Commission File Number: 000-29644

PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 5, 2015 – PDMRs’ Shareholdings
2.	Press release dated May 5, 2015 – ARM, Applied Micro and Netzyn Collaborate on New NFV Platform to Reduce Operator Costs
3.	Press release dated May 5, 2015 – ARM and Enea Enable Diverse Silicon Support for Efficient OPNFV
4.	Press release dated May 6, 2015 – Treasury Stock
5.	Press release dated May 7, 2015 – Treasury Stock
6.	Press release dated May 7, 2015 – Holding(s) in Company
7.	Press release dated May 7, 2015 – ARM Tear it up at MakerCon and MakerFaire 2015
8.	Press release dated May 8, 2015 – Treasury Stock
9.	Press release dated May 11, 2015 – Director/PDMR Shareholding
10.	Press release dated May 13, 2015 – ARM Unveils New Quality Assurance Standard for mbed Enabled Devices
11.	Press release dated May 18, 2015 – ARM and UMC Target New 55nm ULP Physical IP Solution for Energy-Efficient Applications
12.	Press release dated May 19, 2015 – UNICEF and ARM Unleash Technology to Transform Children's Lives
13.	Press release dated May 21, 2015 – STMicroelectronics and ARM Cultivate Future Engineering Talent in Chinese Electronics Industry
14.	Press release dated May 21, 2015 – Transaction in Own Shares
15.	Press release dated May 22, 2015 – Director/PDMR Shareholding
16.	Press release dated May 22, 2015 – Transaction in Own Shares
17.	Press release dated May 27, 2015 – Transaction in Own Shares
18.	Press release dated May 27, 2015 – Directors’/PDMRs’ Shareholdings
19.	Press release dated May 27, 2015 – Transactions in Own Shares
20.	Press release dated June 1, 2015 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2015	ARM HOLDINGS PLC.

	By:	/s/ Tim Score
	Name: Title:	Tim Score Chief Financial Officer

Item 1

PDMRs' Shareholdings

RNS Number : 2631M

ARM Holdings PLC

05 May 2015

PDMRs' Shareholdings

ARM Holdings plc

5 May 2015

ARM Holdings plc (the "Company") announces that on 30 April 2015 certain PDMRs received shares through the Company's Employee Stock Purchase Plan, as follows:

	Number of shares acquired	Purchase price (pence per share)	Total number of shares held
Tom Lantzsch	1,208	744.0	50,100
Antonio Viana	1,257	744.0	49,576
Dipesh Patel	1,600	744.0	53,097

The mid-market closing price of the Company's shares on 30 April 2015 was 1114.0 pence per share.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 2

ARM, Applied Micro and Netzyn Collaborate on New NFV Platform to Reduce Operator Costs

Demonstrations of New Virtualized Set Top Box at NFV World Congress this Week

Cambridge, UK, May 5, 2015 - ARM, Applied Micro and server software developer Netzyn today announced a new virtual set-top box (vSTB) reference platform which utilizes network functions virtualization (NFV). The new vSTB platform runs on cloud servers powered by Applied Micro's X-Gene® Server on a Chip® solution, and offers the potential to reduce network operator CapEx and OpEx, as well as increase average revenue per user (ARPU). The upcoming demonstration at NFV World Congress is an expansion of Proof of Concept (PoC) #31 (STB Virtualization in Carrier Networks) as determined and accepted by the European Telecom Standards Institute's (ETSI) NFV Industry Specification Group.

"Pay-TV subscribers care about rich user interfaces (UIs) with responsive performance," said Karthik Ranjan, director of operator relations at ARM. "Migrating STB functionality from a standalone box to a remote server talking directly with your TV saves significant cost, energy and materials with no material impact on UI performance. vSTBs will enable operators to increase ARPU through enabling new services on the TV faster while reducing their overall OpEx by utilizing cloud computing and low-latency networks."

Showcasing the flexibility of the ARM® ecosystem to run virtual network functions on a range of hardware platforms, the vSTB platform enables operators to:

•	Increase synergy between client and cloud hardware as most STBs and client software are already based on ARM technology. This enables seamless migration of existing applications such as electronic program guide and video streaming to cloud infrastructure.

•	Tap into the vast ecosystem of Android™ games and content-based applications already optimized for ARM technology to enable compute-intensive 2D/3D apps to run seamlessly on to a centralized cloud infrastructure.

•	Utilize cloud technology to rapidly pilot and deploy new functionality and services, opening up opportunities for operators to increase ARPU while reducing customer premises equipment (CPE) costs and maintenance.

•	Simplify devices to 'dongle' or 'puck' form factors such as the CuBox which can eventually be integrated into TVs as an application, essentially eliminating the need for operators to own/manage any kind of STB.

In addition to Applied Micro, the demonstration is also available on a mobile SoC microserver platform based on a Samsung Exynos 5422 SoC. Both demonstrations can be viewed at the ARM booth (#48). Technical specifications for the reference platforms can be found on the ARM Connected Community blog 'The next evolution of the set-top box: migration to the cloud.'

Partner Quotes

Applied Micro

"The Applied Micro X-Gene processor was designed with scale-out cloud applications in mind, balancing CPU performance; robust memory capacity and bandwidth; and high-speed I/O," said John Williams, vice president of marketing at Applied Micro Circuits Corporation. "The X-Gene processor's core design and power efficiency in a high density scale-out server platform is ideally suited for applications like Netzyn's NFV PoC."

Netzyn

"Netzyn is excited to be a part of creating the NFV PoC. The Netzyn Application Streaming Platform is the ideal solution for operators to deliver rich user experiences," said Steve Bakke, chief technical officer at Netzyn. "Showing how centralizing resources in the cloud and enabling the lowest cost CPE provide significant cost benefits for operators is a powerful outcome of this project. The Applied Micro X-Gene provides an excellent and cost effective platform to run our server software and in this PoC is used both for running the orchestration software and the end-user applications."

Contacts

ARM

Phil Hughes
+1-512-694-7382
Director of tech PR and AR
phil.hughes@arm.com

Applied Micro Circuits Corporation

Michael Major
+1-408-542-8831
Vice president of corporate marketing
mmajor@apm.com

Jennifer Grabowski
+1-617-624-3231
Racepoint Global for Applied Micro Circuits Corporation
APM@racepointglobal.com

Netzyn

Larry Goldstein
+1-972-941-3172
CEO
lgoldstein@netzyn.com

About ARM

ARM (LSE: ARM) (NASDAQ: ARMH.US) is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets and the internet of things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion system-on-chip (SoC) devices containing ARM intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About AppliedMicro

Applied Micro Circuits Corporation (NASDAQ: AMCC) is a global leader in computing and connectivity solutions for next-generation cloud infrastructure and data centers. AppliedMicro delivers silicon solutions that dramatically lower total cost of ownership. Corporate headquarters are located in Sunnyvale, California. www.apm.com.

About Netzyn

The Netzyn Application Streaming Platform delivers any app to any display, providing the richest user experience at the lowest price point. Centralizing resources in the cloud allows carriers to deliver innovative services with broad flexibility as well as built in scalability and performance. Netzyn's streaming economics delivers on lower capex and opex without limiting opportunities to deliver current or future service offerings.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 3

ARM and Enea Enable Diverse Silicon Support for Efficient OPNFV

First ARM-based OPNFV reference platform demonstrated at San Jose's NFV World May 6-8

Cambridge, UK, May 5, 2015 - ARM and Enea will showcase the first ARM®-based reference platform for Open Platform for Network Functions Virtualization (OPNFV) at the NFV World Congress from May 6-8, 2015. This demonstration of an early developer release on the ARM architecture brings unique value to the NFV vision, enabling processing efficiency and cross-platform flexibility and choice.

"This is a tremendous leap forward in delivering the NFV vision across a wide range of highly-integrated, workload-optimized ARM-based networking SoCs, available via the common OpenDataPlane™ (ODP) interface layer," said Charlene Marini, vice president of embedded marketing, ARM. "This application-ready platform is also the enabling layer for the Intelligent Flexible Cloud framework that will transform network infrastructure over the next decade."

"As a founding member of the Linaro Networking Group and contributor to the ODP and OPNFV initiatives, Enea is committed to working together with leading hardware vendors and customers on SDN- and NFV-enabling technologies," said Daniel Forsgren, senior vice president of product management at Enea. "We are proud to be delivering an initial configuration of NFV infrastructure to jump-start integration and application development within the ARM stakeholder community in OPNFV."

The open source, carrier-grade NFV infrastructure platform supports a set of example virtual network function (VNF) applications. The collaboration of Enea and the ARM ecosystem of silicon partners will provide the initial building blocks of the platform, including OpenStack, OpenDaylight, Open vSwitch, KVM and the ODP built on a Linux® foundation. The focus is on creating an application-ready platform based on the ARM architecture and ODP to move the industry towards a standardized open source framework. This will support the flexibility, greater automation and scalability that is required for future network infrastructure while also enabling underlying processing efficiency.

This initial release will be incorporated into the integration and testing processes of the Linux Foundation's OPNFV project. This will enable the broader OPNFV community to participate in performance and reliability optimizations and to validate VNF applications on the ARM architecture.

An early configuration of the reference platform will be showcased at the ARM booth (#48) during NFV World Congress in San Jose, May 6-8, 2015. More information on the reference platform can be found on the blog 'ARM and Enea deliver diverse silicon support for OPNFV- Explained' and 'The Emergence of the OpenDataPlane™ Standard' white paper.

Partner Quotes

AMD

"NFV and SDN will represent a significant revolution in the way networks are built and managed in the future, and open collaborative software initiatives such as OPNFV accelerate innovation to realize this vision," said Scott Aylor, corporate vice president and general manager of AMD's embedded solutions. "Demonstrated by our first NFV demo on a 64-bit ARM-based SoC, AMD is moving forward with ARM and the rest of the ecosystem to deliver compelling platforms for application development and deployment in this new paradigm."

CableLabs

"As a founding member of OPNFV, CableLabs is committed to encouraging the emergence of a competitive ecosystem for NFV-based on open source and referencing international standards. The OPNFV project enables the industry to create NFV integration platforms according to a common baseline thereby accelerating collaboration and shared learning," said Chris Donley, director of virtualization and network evolution at CableLabs and member of the OPNFV Board. "We welcome this initiative by ARM which will level the playing field for underpinning technologies and increase competitive choices for users."

CAVIUM

"We are proud to be a key contributor to the ODP and OPNFV projects and part of this important milestone for the ARM ecosystem" said Imran Badr, vice president of software engineering at Cavium. "Cavium's unique technology capabilities demonstrated in both our OCTEON III and ThunderX product lines, with a common software interface in ODP, bring tremendous value to the network infrastructure community. Working within the OPNFV project will help accelerate the evolution of NFV initiatives."

Freescale

"Freescale® is a major contributor to the development of ODP, and is very active in driving innovative solutions in OPNFV, including significant advancements in data plane acceleration," said Raja Tabet, vice president of software and systems for Freescale Semiconductor's digital networking group. "Freescale looks forward to demonstrating its unique value and expertise in optimized NFV solutions leveraging our ARM-based QorIQ® multicore communications processors."

OPNFV

"OPNFV is focused on fostering and strengthening a strong open ecosystem with a wide variety of hardware architectures and environments," said Heather Kirksey, director, OPNFV. "We are excited for initiatives like the ARM-based reference platform for the OPNFV integration project as it provides more choices for users."

Contacts

ARM

Phil Hughes
+1 512-694-7382
Director of Tech PR and AR,
phil.hughes@arm.com

Enea

Fredrik Ehrenstråle
+46 709 714022
Director Corporate Marketing, Enea
fredrik.ehrenstrale@enea.com

About ARM

ARM (LSE: ARM) (NASDAQ: ARMH.US) is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets and the internet of things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion system-on-chip (SoC) devices containing ARM intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About Enea

Enea is a global supplier of Linux and real-time operating system solutions, including middleware, tools, databases, and world class services, with a vision to enable communication everywhere. As a trusted and respected player in the embedded software ecosystem, Enea has for more than four decades delivered value and helped customers develop and maintain ground-breaking products. Every day, more than three billion people around the globe rely on Enea's technologies in a wide range of applications in multiple verticals - from Telecom and Automotive, to Medical and Avionics. Enea has offices in Europe, North America and Asia, and is listed on NASDAQ OMX Nordic Exchange Stockholm AB. For more information please visit www.enea.com or contact us at info@enea.com.

About Open Platform for Network Function Virtualization (OPNFV)

OPNFV is an open source project delivering a carrier-grade, integrated NFV reference platform. Its aim is to move the industry toward a standardized framework supporting the flexibility, automation and scalability needed for future network infrastructure.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 4

Treasury Stock

RNS Number : 3694M

ARM Holdings PLC

06 May 2015

ARM Holdings PLC

6 May 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 5 May 2015 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

287,458 ordinary shares @ 744.00 pence per share

Following the above transfers of treasury stock, the Company held 394,818 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,411,766,018.

End

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 5

Treasury Stock

RNS Number : 4615M

ARM Holdings PLC

07 May 2015

ARM Holdings PLC

7 May 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 6 May 2015 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

116,000 ordinary shares @ 744.00 pence per share

Following the above transfers of treasury stock, the Company held 278,818 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,411,882,018.

End

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 6

Holding(s) in Company

RNS Number : 4706M

ARM Holdings PLC

07 May 2015

For filings with the FCA include the annex

For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	5 May 2015

6. Date on which issuer notified:	6 May 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary (GB0000595859)	38,682,995	38,682,995			41,796,007		2.9612%

ADRs (US0420681068)	270,730	812,190			811,800		0.057%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
n/a					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
42,607,807	3.018%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

As of 5 May 2015

ARM Holdings plc

	Number of	Percent of
	Shares	Outstanding

The Capital Group Companies, Inc. ("CG") holdings	42,607,807	3.018%

Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company	4,843,195	0.343%
• Capital International Limited	471,800	0.033%
• Capital International SÁrl	401,800	0.028%
• Capital International, Inc.	332,300	0.024%
• Capital Research and Management Company	36,558,712	2.590%

Schedule A

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 7

ARM Tear it up at MakerCon and MakerFaire 2015

When:MakerFaire: May 16-17, MakerCon: May 12-13

Where: MakerFaire: San Mateo County Event Center, 1346 Saratoga Drive, San Mateo, Calif. MakerCon: Palace of Fine Arts, 3301 Lyon Street, San Francisco

What: ARM and its partners are demonstrating the cohesive pull of the maker movements' most widely-used processor technology. Join us to celebrate the innovation of ARM®-based makers everywhere and eagerly anticipate the result as the iFixit wizards tear down your favorite tech and toys to reveal what's inside. ARM aims to educate professional and amateur developers alike and inspire amazing new gadgets and hacks.

ARM at MakerFaire (Zone 2):

•	Innovative startups and members of the maker-pro community will be joining us, including Relayr, Sabertron and Zebra

•	The iFixit team will be performing open-device surgery on some of the tech industry's most interesting new gadgets to reveal their ARM-based anatomy

•	Don't miss the hack stations for a chance to get hands-on with the ARM-based Raspberry Pi2, the ARM mbed™ IoT Device Platform, or the ST Discovery kit. Consultant makers will be on hand to give attendees a glimpse at what projects they are working on and to provide technical advice

•	Hands-on access to ARM-based platforms from Arduino, BeagleBone, Electric Imp, Raspberry Pi, Spark and ARM mbed will feature across maker project exhibits and presentations

•	'IoT - Connectivity, Creativity and Challenges' panel at the Make: Live stage with ARM's Dominic Pajak, Sat May16 (3-3.45 p.m.)

•	'Inspiring a generation - The BBC Micro Bit presentation' by BBC creative director, Abigail Appleton at the BBC learning at the Make: Live stage, Sat May 16 (6.30-7 p.m.)

ARM partners including Atmel, Freescale®, Qualcomm, ST and Texas Instruments are exhibiting at the show exhibiting the breadth of solutions and platforms necessary for maker-imagined projects and innovations.

MakerCon - May 12

Internet of Things (IoT) pioneer and ARM vice president of marketing, Zach Shelby, will present a breakout session on "Building the Internet of Things - From Development Dilemmas to Security Concerns."

Zach will look at the complexities of building an IoT device from scratch, giving the benefit of his experience in dealing with all of sorts of technical challenges and threats. He will talk about simplifying device creation and service strategies, as well as providing the latest on ARM mbed IoT Device Platform and its 100,000-strong developer community.

•	Session: Internet of Things Breakout Session

•	Date: May 12

•	Time: 4.10-5.30 p.m.

•	Speaker: Zach Shelby

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion system-on-chip (SoC) devices containing ARM intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM, is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. mbed is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere (All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 8

Treasury Stock

RNS Number : 6594M

ARM Holdings PLC

08 May 2015

ARM Holdings PLC

8 May 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 7 May 2015 278,818 ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments.

Following the above transfers of treasury stock, the Company held 0 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,412,175,738.

End

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 9

Director/PDMR Shareholding

RNS Number : 8006M

ARM Holdings PLC

11 May 2015

ARM Holdings plc

11 May 2015

ARM Holdings plc (the "Company") announces that on 8 May 2015, Allen Wu and Andy Smith, both PDMRs of the Company, received 7,500 and 2,868 shares respectively under the Company's Employee Equity Plan of which 3,376 and 1,348 shares respectively were sold automatically at a price of 1143.125 pence per share in order to meet tax liabilities.

Allen Wu's resultant holding is 52,821 shares and Andy Smith's resultant holding is 1,520 shares.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 10

ARM Unveils New Quality Assurance Standard for mbed Enabled Devices

Cambridge, UK, May 13, 2015 - With the adoption rate of the ARM® mbed™ IoT Device Platform increasing rapidly, the company has announced a new assurance standard, the ARM mbed Enabled program. The move is expected to increase the deployment rate of Internet of Things (IoT) products and supporting technologies by giving partners the ability to label them as interoperable mbed-based devices. The accreditation program will cover solutions entering a broad range of developer markets; from silicon and modules to OEM products and innovative cloud services. Accreditation will be free of charge.

"ARM mbed Enabled accreditation will assure the diverse IoT ecosystem that they are using technologies backed up by an expert community of innovators," said Zach Shelby, vice president of IoT business marketing, ARM. "This will also instill confidence in end markets where interoperability, trust and security standardization is required to unlock commercial potential."

The ARM mbed IoT Device Platform enables its community of 100,000+ developers to take products to market with speed and efficiency through an ecosystem of interoperable development platforms, components and services. The new program accreditation will qualify silicon, OEM products and cloud services as interoperable and volume production-ready.

Since the ARM mbed IoT Device Platform was announced in October 2014, the mbed Partner ecosystem has continued to grow from the initial 24 launch partners. Today, 8 new partners are being announced including Advantech, Athos, Captiva, Espotel, Maxim Integrated, MegaChips, SmeshLink, and Tieto.

Benefits of ARM mbed Enabled program accreditation:

•	Greater awareness of products utilizing the mbed platform through inclusion on mbed.com

•	Product-specific page on mbed.com with description, links to documentation, tutorials and marketing materials

•	Clear identification as 'mbed Enabled' on the product, web pages and marketing collateral

•	Participation in co-marketing opportunities.

ARM will begin accepting applications for ARM mbed Enabled program accreditation in June 2015. More details on the program can be found here: http://mbed.com/mbedEnabled.

Ends

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM (LSE: ARM) (NASDAQ: ARMH.US) is at the heart of the world's most advanced digital products. Our technology enables the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. We design scalable, energy-efficient processors and related technologies to deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. mbed is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 11

ARM and UMC Target New 55nm ULP Physical IP Solution for Energy-Efficient Applications

Cambridge, UK, May 18, 2015 - ARM and United Microelectronics Corporation ("UMC"), a leading global semiconductor foundry, today announced the availability of a new ARM® Artisan® physical IP solution on 55nm to accelerate the development of ARM processor-based embedded systems and Internet of Things (IoT) applications.

UMC's 55nm ultra-low-power process (55ULP) technology is emerging as an ideal solution for energy-efficient IoT applications. The new physical IP offering will enable silicon design teams to speed up and simplify the bring-up of ARM-based SoC designs for IoT and other embedded applications.

For many energy-constrained applications, maximizing battery life is critical to a successful design. The Artisan physical IP platform will enhance the ULP technology from UMC with the intent to maximize power efficiency and reduce leakage. Features such as thick gate oxide support and long, multi-channel library options give SoC designers multiple tools to help optimize IoT applications.

"A complete physical IP foundation platform at UMC's 55ULP process technology is vital in enabling low-power and cost-sensitive designs for emerging IoT applications," said Will Abbey, general manager, physical design group, ARM. "By delivering libraries optimized with features targeting power-efficiency, ARM and UMC are providing SoC designers with a comprehensive set of new tools."

"IoT silicon designers are being asked to deliver more highly integrated solutions within more power constrained environments, and more quickly," said Shih-Chin Lin, senior director of IP development and design support division at UMC. "UMC possesses the foundry industry's most robust IoT-specific 55nm technology platform, supported by highly comprehensive IP resources to address the "always on" ultra-low power requirements of IoT products. The addition of Artisan Physical IP to our 55ULP platform immediately increases the breadth of tools we can offer to reduce complexities and time to market."

The Artisan libraries will support:

•	The 0.9v ultra-low voltage domain, thereby saving up to 44 percent dynamic power and 25 percent leakage power when compared to 1.2v domain operation

•	Multi-channel libraries with multiple Vts to offer SoC designers leakage and performance options. Long channel libraries can be used to further reduce leakage by up to 80 percent. The Power Management Kit (PMK) enables both active and leakage power mitigation.

•	Innovative thick gate oxide library will offer dramatically reduced leakage (350x lower than regular standard cells) for always ON cells. The ability of this library to interface with higher voltages (including battery voltages used in IoT devices) can also offer the advantage of negating the need for a voltage regulator.

•	Next generation high-density memory compilers offer multiple integrated power modes to save state while minimizing standby leakage. Utilizing these modes will allow SoC designers to realize up to 95 percent lower leakage when compared to regular standby.

The UMC-based physical IP for 55ULP is available immediately via ARM's DesignStart portal.

Ends

Contacts

ARM

Phil Hughes
+1 512-694-7382
Director of tech PR, ARM
phil.hughes@arm.com

UMC

Richard Yu
+886-2-2658-9168 ext. 16951
richard_yu@umc.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) technology is at the heart of the world's most advanced digital products. Our technology enables the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. We design scalable, energy-efficient processors and related technologies to deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About UMC

UMC (NYSE: UMC, TWSE: 2303) is a leading global semiconductor foundry that provides advanced technology and manufacturing for applications spanning every major sector of the IC industry. UMC's robust foundry solutions allow chip designers to leverage the company's leading-edge processes, which include volume production 28nm gate-last High-K/Metal Gate technology, mixed signal/RFCMOS, and a wide range of specialty technologies. Production is supported through 10 wafer manufacturing facilities that include 8-inch and 12-inch fabs located throughout Asia. The company employs over 16,000 people worldwide and has offices in Taiwan, mainland China, Europe, Japan, Korea, Singapore, and the United States. UMC can be found on the web at http://www.umc.com.

Note from UMC Concerning Forward-Looking Statements

Some of the statements in the foregoing announcement are forward looking within the meaning of the U.S. Federal Securities laws, including statements about future outsourcing, wafer capacity, technologies, business relationships and market conditions. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy; acceptance and demand for products from UMC; and technological and development risks. Further information regarding these and other risks is included in UMC's filings with the U.S. Securities and Exchange Commission, including its registration statements and reports on Forms F-1, F-3, F-6 and 20-F and 6-K, in each case as amended. UMC does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

ARM and Artisan are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 12

UNICEF and ARM Unleash Technology to Transform Children's Lives

UNICEF and ARM Unleash Technology to Transform Children's Lives

'Wearables for Good' design challenge launched today in collaboration with frog
#tech4good
#WearablesForGood

LONDON/NEW YORK, 19 May 2015 - UNICEF and ARM have announced a multi-year partnership to accelerate the development of new technologies to overcome the barriers that prevent millions of families from accessing basic health, education and support services. The partnership's first action is to collaborate with global product strategy and design firm frog on a 'Wearables for Good' challenge to generate ideas for new and innovative devices that tackle maternal and child health needs in emerging economies.

The partnership will focus on enabling UNICEF to provide faster and more comprehensive help to children coping with the effects of mass urbanization and increased social and economic divides. Together, UNICEF and ARM will use their influence to encourage the tech sector to innovate for impact.

Initial deliverables in the multi-year partnership include:

•	UNICEF and ARM have partnered with frog to launch the 'Wearables for Good' design challenge. The challenge asks: Could wearable and sensor technology be the next mobile revolution? Running over six months, the challenge invites developers, designers, community partners and problem-solvers to design a wearable device that offers a cost-effective, efficient, and sustainable solution to pressing maternal, newborn or child health problems.

•	ARM will work alongside UNICEF's network of Innovation Labs and country offices to identify and scale up pilot projects that demonstrate the potential to be used at a national level. Over the next year, UNICEF and ARM will uncover the most impactful solutions being used or in trials across the UNICEF network and invest to deliver them wherever they are needed.

•	Longer term, the UNICEF/ARM partnership will conduct research to evaluate and promote market opportunities in developing countries. With the findings, UNICEF and ARM will outline the business case for investing in solutions for mobile financial services, identity, transportation, learning and wearable/sensor technology. The joint goal is to build momentum for globally co-created and scalable technologies that attract commercial investment.

"We need to innovate with social purpose in order to overcome the barriers of time, distance and lack of information that prevent millions of children from surviving and realizing their potential," said Erica Kochi, Co-lead, UNICEF Innovation. "By working together with ARM we improve our ability to develop new technologies that impact children and help them grow up healthy, educated and able to positively contribute to their families, communities and wider economies."

"Technology should be used to create opportunity for all; improving child health, education and prospects, and access to it should not be governed by economic status or geography," said Simon Segars, CEO, ARM. "We have spent 25 years enabling life-changing technologies and together with UNICEF's innovation experts we believe this partnership can deliver a positive social impact for children all-around the world."

Today's partnership announcement has evolved from a growing understanding between UNICEF and ARM that technology can have a defining impact on children's lives. With that shared view, UNICEF and ARM aim to drive sector-wide change, creating an ecosystem of technology companies that explore the potential social impact of new technologies they develop.

See a short video interview with Simon Segars, ARM CEO and Erica Kochi, Co-lead, UNICEF Innovation on ARMFlix.

'Wearables for Good' design challenge

The launch of the 'Wearables for Good' design challenge with frog signifies the commencement of UNICEF and ARM's partnership. The competition panel will assess the entries on several levels including product and service design that disrupts or improves the status quo, sustainability of technology and potential impact at scale.

Entrants will be guided by the 'Use Case Handbook' created by UNICEF and frog. The handbook outlines the challenges that need to be addressed, as well as considerations, context and principles for good design.

Two winners will be selected at the end of the design challenge. Each winner will receive $15,000 funding alongside incubation and mentorship support from ARM and frog.

"Today, wearable technologies are primarily focused on applications such as fitness and the quantified self," said Denise Gershbein, Executive Creative Director at frog. "However, there are countless opportunities for wearable and sensor technology to make more of an impact in emerging markets, particularly in the next wave of social impact development. With the 'Wearables for Good' challenge we hope to foster dialogue among new partners and increase cross-discipline innovation."

The 'Wearables for Good' design challenge goes live today, May 19, 2015, and entry details can be found at http://wearablesforgood.com.

Ends

Notes to Editors

UNICEF and ARM each have a history of developing technology-based solutions that improve social good, including:

•	Literacy Bridge, which is jointly supported by UNICEF and ARM, is a portable listening device being used in Ghana used to relay health, agricultural and education information. The Talking Book is being trialled by 40,000 people in the first mass trials

•	ARM provides support to SimPrints, a portable biometric reader that compares a person's fingerprints to a database containing medical records. It is being tested in Bangladesh and more than 1,000 people are now registered on the system

•	UNICEF's U-Report is a mobile phone, text-based service designed to give young people a chance to voice their opinions on important issues. To date U-Report is live in 14 countries and reaches 700,000 young people, with plans to scale to 20 countries, reaching 1 million by the end of 2015

•	UNICEF's EduTrac is a data collection system that uses basic mobile phones to support and strengthen education systems by enabling front-line education workers to report on indicators and get critical information, such as the location of supplies, in real-time. In Uganda, Afghanistan and Zimbabwe, educators are using EduTrac to report on indicators, such as absenteeism, cases of violence against children, curriculum progress and supervision visits.

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

Dana Zucker
+1 973 462 3855
Communications Lead: UNICEF Innovation
dzucker@unicef.org

Vicky Gashe
+ 44 20 7375 6120/07785 468987
Senior Media & Communications Manager, UNICEF UK
vickyg@unicef.org.uk

Kate Donovan
+ 1 212 326 7452/+ 1 917 378 2128
UNICEF Media
kdonovan@unicef.org

Helen Fitzhugh, Carrie Buchwalter & Kate Bell
+44 20 7401 8001
Kwittken, on behalf of frog
froguk@kwittken.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-

efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About UNICEF

UNICEF promotes the rights and well-being of every child, in everything we do. Together with our partners, we work in 190 countries and territories to translate that commitment into practical action, focusing special effort on reaching the most vulnerable and excluded children, to the benefit of all children, everywhere. For more information about UNICEF visit: www.unicef.org. Follow us on Twitter and Facebook.

Unicef Innovation is an interdisciplinary team of individuals around the world tasked with identifying, prototyping, and scaling technologies and practices that strengthen UNICEF's work. We build and scale innovations that improve children's lives around the world. For more information about UNICEF's work in innovation, visit: www.unicef.org/innovation and www.unicefstories.org. Follow us on Twitter.

ABOUT frog

frog is a global product strategy and design firm. Our work solves problems, anticipates the future and advances the human experience. We are more than 600 strategists, researchers, designers, and technologists who consult and partner with clients across industries. Headquartered in San Francisco, we have offices in Amsterdam, Austin, Boston, London, Milan, Munich, New York, Seattle, Shanghai and Singapore. www.frogdesign.com.

Item 13

STMicroelectronics and ARM Cultivate Future Engineering Talent in Chinese Electronics Industry

Shanghai, China, May 21, 2015 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, and ARM (LSE: ARM, NASDAQ: ARMH.US), the world's leading semiconductor intellectual property (IP) supplier, have announced the creation of an innovation lab initiative to promote the ARM® mbed™ and STM32 technologies in China. The collaboration will develop and expand the Chinese engineering community targeting global Internet-of-Things (IoT) opportunities.

Eighteen polytechnic universities across China have already joined the program, which is also supported by the Association of Fundamental Computing Education in Chinese Universities. The program will offer teaching materials to support embedded system courses based on STM32-based development boards, ARM mbed-enabled embedded system designs and ARM Keil® MDK development tools. Over the next five years, the program aims to establish 200 innovation labs across graduate schools, universities, and professional institutions.

"With the increasingly dynamic electronics industry, teaching-materials preparation that addresses the latest technologies is one of the biggest challenges for teachers," said Prof. Bao Jie, Association of Fundamental Computing Education in Chinese Universities. "Leveraging industry advancements such as the ARM mbed and ST STM32 Microcontroller platforms, the innovation labs can really help teachers to develop young talented people by giving them solid theoretical knowledge, great practical skills, and a sense of design and creativity."

"Since its launch in the mid-2000s, STMicroelectronics' STM32 microcontroller family has proven a market success with outstanding performance. The STM32 family and its complete ecosystem helped reshape the microcontroller market," said Arnaud Julienne, Senior Director of MMS, Greater China and South Asia Region, STMicroelectronics. "Promoting STM32 with ARM mbed in the university programs can help students become familiar with one of the most popular embedded platform at an early stage and demonstrates our support and commitment to the local engineering communities."

"ARM is successful because its ecosystem is full of inspiring and expert people," said Allen Wu, Executive Vice president and President for Greater China, ARM. "The IoT represents an enormous growth opportunity for Chinese technology companies on the world stage and we want to support that. The STM32 Innovation Lab gives educators access to the latest teaching materials from the ARM University Program, including ST's products, to ensure students begin their career path in the Chinese technology industry in the best way possible."

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2014, the Company's net revenues were $7.40 billion. Further information on ST can be found at www.st.com.

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. We design scalable, energy-efficient processors and related technologies to deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

For Press Information Contact:

STMicroelectronics
Grace Deng
Sr. Corporate External Communications Executive
+86 10 5797 9928
grace.deng@st.com

Jennifer Cheng
Corporate External Communications Manager - Greater China
+886 (2) 6603 - 2505
jennifer.cheng@st.com

ARM
Elsa Wen
Senior Corporate Marketing Manager
+86 10 8217 2076
elsa.wen@arm.com

Item 14

Transaction in Own Shares

RNS Number : 9860N

ARM Holdings PLC

21 May 2015

ARM Holdings plc (the 'Company')

21 May 2015

Transaction in Own Shares

The Company announces that on 21 May 2015 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1116.96pence per share. The highest price paid per share was 1121.0 pence and the lowest price paid per share was 1109.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 300,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,411,875,842.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 15

Director/PDMR Shareholding

RNS Number : 1050O

ARM Holdings PLC

22 May 2015

ARM Holdings plc

22 May 2015

ARM Holdings plc (the "Company") announces that on 20 May 2015 Antonio Viana (who is a PDMR of the Company) sold 1,257 shares at a price of 1116.67 pence per share. His total resultant shareholding is 48,319 shares.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 16

Transaction in Own Shares

RNS Number : 1219O

ARM Holdings PLC

22 May 2015

ARM Holdings plc (the 'Company')

22 May 2015

Transaction in Own Shares

The Company announces that on 22 May 2015 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1119.3548pence per share. The highest price paid per share was 1125.0 pence and the lowest price paid per share was 1104.5pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 600,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,411,575,842.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 17

Transaction in Own Shares

RNS Number : 3192O

ARM Holdings PLC

27 May 2015

ARM Holdings plc (the 'Company')

27 May 2015

Transaction in Own Shares

The Company announces that on 26 May 2015 it purchased 200,000 of its ordinary shares through UBS Limited at a volume weighted average price of 1120.3875p pence per share. The highest price paid per share was 1125.0 pence and the lowest price paid per share was 1111.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 800,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,411,375,842.

ENDS

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END

Item 18

Directors’/PDMRs’ Shareholdings

RNS Number : 3193O

ARM Holdings PLC

27 May 2015

Directors'/PDMRs' shareholdings

ARM Holdings plc

27 May 2015

ARM Holdings plc (the "Company") announces that on 19 May 2015 Tim Score, a Director of the Company, acquired 66 shares in the Company through the automatic reinvestment of dividends on shares that previously vested under the Long Term Incentive Plan or the Deferred Annual Bonus Plan. His total holding after this addition is 799,454 shares.

The price paid for the shares acquired through this automatic dividend reinvestment was 1132.0 pence per share.

ENDS

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The company news service from the London Stock Exchange

END

Item 19

Transaction in Own Shares

RNS Number : 4262O

ARM Holdings PLC

27 May 2015

ARM Holdings plc (the 'Company')

27 May 2015

Transaction in Own Shares

The Company announces that on 27 May 2015 it purchased 67,066 of its ordinary shares through UBS Limited at a volume weighted average price of 1121.2681p pence per share. The highest price paid per share was 1125.0 pence and the lowest price paid per share was 1114.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 867,066 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,411,308,776.

ENDS

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The company news service from the London Stock Exchange

END

Item 20

Total Voting Rights

RNS Number : 7730O

ARM Holdings PLC

01 June 2015

ARM Holdings PLC

1 June 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 29 May 2015 consists of 1,412,175,842 ordinary shares of .05 pence each with voting rights. ARM Holdings plc currently holds 867,066 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,411,308,776.

The above figure 1,411,308,776 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

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